November 17, 2006
Board of Directors
Smart Move, Inc.
5990 Greenwood Plaza Blvd, #2 Suite 390
Greenwood Village, CO 80111
     Re: Smart Move, Inc.
Gentlemen:
     We have acted as counsel to Smart Move, Inc. (the “Corporation”), a Delaware corporation and a wholly-owned subsidiary of A Smart Move, L.L.C., a Colorado limited liability company (the “LLC”), in connection with the LLC’s change of the state of its organization from the State of Colorado to the State of Delaware (the “Reorganization”). Pursuant to the Reorganization, the LLC, immediately prior to the commencement of the Offering (as defined below), will merge with and into the Corporation, so that the LLC’s separate existence shall cease effective as of the date of the Reorganization and the Corporation shall survive the Reorganization. As a result of the Reorganization, each one (1) issued and outstanding share of membership interest in the LLC will convert automatically into two (2) shares of common stock, par value $0.001 per share (the “Common Stock”), of the Corporation (the “Securities”). The Reorganization will be effected pursuant to and in accordance with the terms and provisions of a certain Agreement and Plan of Merger, between the LLC and the Corporation (the “Agreement”). Following the Reorganization, the Corporation will commence a firm commitment initial public offering of 1,500,000 units of its securities, each unit consists of two (2) shares of Common Stock and one warrant to purchase one (1) Common Stock share (the “Offering”).
     In rendering this opinion, we have examined: (i) the forms of the Certificate of Incorporation and By-laws of the Corporation, each as presently in effect and included as Exhibits 3.1(i) and 3.1(ii), respectively, to the registration statement on Form SB-2, SEC File No. 333-131762 filed with the Securities and Exchange Commission in connection with the Offering (with exhibits thereto, the “Registration Statement”); (ii) actions by unanimous consent of the Board of Directors of the Corporation and Managers of the LLC authorizing and approving, inter alia, the consummation of the Reorganization and execution and delivery of the Agreement; (iii) an unexecuted copy of the Agreement as it exists as of the date hereof, and (iv) such other instruments, corporate records, statutory provisions, certificates, and other documents as we have deemed necessary as a basis for the opinion hereinafter expressed. In rendering the opinions herein, we have assumed and relied upon the accuracy of the representations set forth in the

Officer’s Certificate and have not independently investigated or verified the factual matters contained therein.
     We have also examined such other documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced, telecopied or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have relied upon representations of certain officers and employees of the Corporation.
     Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) provides that the registration provisions of the Securities Act shall not apply to any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The prerequisites for a valid claim under this exemption are as follows: (i) the securities for exchange must be offered by the same entity that issued the outstanding ones, (ii) the security holder must not be asked to part with anything of value besides the outstanding security, (iii) the exchange must be offered exclusively to the issuer’s existing security holders, and (iv) the issuer must not pay any compensation for the solicitation of the exchange.
     Although Section 3(a)(9) might appear inapplicable to the Reorganization on the basis that the exchange is not being made by the issuer (i.e., the LLC) but rather by its wholly-owned subsidiary (the Corporation), the staff of the SEC has previously taken no-action positions with respect to registration under Section 3(a)(9) in comparable situations, on the basis that the merged and successor entities had substantially the same assets, operations, security holders and management and where the transaction did not affect the surviving entity’s business and operations. See, e.g. 147 East 44th Street Co. (available June 22, 1978); Clevepak Corp. (available April 15, 1985); Union Carbide Corp. (available March 2, 1994); Newmont Mining Corp. (available March 15, 2000). These no-action letters suggest that shares issued pursuant to an organizational change in corporate structure which does not significantly affect the rights of shareholders need not be registered under the Securities Act. See, e.g., Municipal Fund For Temporary Investment (April 15, 1981). As described below, the Reorganization involving the merger of the LLC and the Corporation will not have any significant economic effects on the LLC owners.
     Further, under Rule 145(a)(2), registration of securities issued in connection with a merger is not required “where the sole purpose of the transaction is to change an issuer’s domicile.” The SEC’s Division of Corporation Finance’s Interpretations of Rule 145 contained in Securities Act Release No. 5463, issued February 28, 1975 (the “Release”), clarify that transactions may be designed to do more than change corporate domicile and still qualify under the exception clause of Rule 145(a)(2). Illustration B of the Release states that an exemption under Rule 145(a)(2) would be available in connection with a merger “notwithstanding the inclusion of a broader corporate purpose provision and the authorization of another class of securities in the charter and notwithstanding the effects on the pre-emptive and cumulative voting rights of a company’s stockholders.” The SEC staff has also granted “no action” relief in circumstances where the sole purpose of the transaction in question was not to change the issuer’s domicile when there is no economic effect on shareholders, thereby suggesting that shares issued pursuant to an organizational change in corporate structure which does not significantly affect the rights of shareholders need not be registered under the Securities Act. See Municipal Fund For Temporary Investment, Id.
     Pursuant to the Agreement, the LLC would merge with and into the Corporation, which is wholly owned by the LLC, with the Corporation being the surviving entity of the merger so that the separate existence of the LLC would cease. Upon consummation of the Reorganization, the underlying business, basic organizational structure, assets and liabilities (on a consolidated basis), operations, management, fiscal year, location of the principal facilities and employees of the LLC will remain the same as before. The Reorganization will not result in any change in beneficial ownership interests of the LLC members since, by virtue of the Reorganization , each one share of the LLC membership interest will be converted into two fully paid and non-assessable shares of the Common Stock. In addition, the Corporation will: (i) continue to possess all of its assets, rights, power and property as constituted immediately prior to the Reorganization; and (ii) succeed, without other transfer, to all of the debts, liabilities and obligations of the LLC in the same manner as if the Corporation had itself incurred them, including outstanding options and warrants. Based on the foregoing, in substance, the LLC and the Corporation are identical issuers and the proposed merger, if and when consummated, would be, also in substance, an intra-company reorganization.
     There would be no change in the identity of the security holders of the LLC to whom the Corporation would issue its securities pursuant to the Reorganization. Those security holders have represented to the Corporation that they are sophisticated and experienced in financial and business matters and they had access to all material information that otherwise is contained in the Registration Statement as elucidated in SEC v. Ralston Purina Co., 346 U.S. 199 (1953) and its progeny and that they did not require the protections afforded by Section 5 of the Securities Act. Lastly, there would not be any commission or compensation paid or given, directly or indirectly, for the solicitation of the exchange.
     Based on the foregoing, and subject to the exceptions and qualifications set forth herein, we are of the opinion that the issuance of the Securities, pursuant to and in the manner contemplated by the Agreement, (i) will not require registration under Section 5 of the Securities Act in reliance upon the exemptions set forth in Sections 3(a)(9) and 4(2) of the Securities Act and Rule 145(a)(2) promulgated under the Securities Act, and (ii) will not be integrated, as defined under the Securities Act, with the Offering in a manner that would require registration of the Securities under the Securities Act.
     The foregoing opinions set forth in this letter are subject to the following comments and qualifications:
     A. We have assumed that the executed Agreement pursuant to which the Securities are issued will be identical to the unexecuted copy of the Agreement that we reviewed.
     B. The opinions expressed herein are not binding on any court of law, or any regulatory agency or authority, any of which may take positions inconsistent, adverse or contrary to the opinions stated herein.
     This opinion is limited to the federal law of the United States. We express no opinion with respect to tax laws, antitrust laws, trade regulation and unfair competition laws, antifraud laws, margin regulations, pension or employee benefit laws, usury laws, environmental laws or other laws excluded by customary practices. The opinions expressed herein are given only as of the date hereof. Except as expressly provided herein, this opinion letter may not be relied on by, or furnished to, any other person without our prior written consent.
     This opinion letter is being delivered to you solely for the purpose of assisting the Corporation in effecting the registration of the offer and sale of its Units, consisting of shares of Common Stock and Common Stock Purchase Warrants, in an underwritten public distribution pursuant to the Securities Act. It may not be relied on by the Corporation for any other purpose.
     We hereby consent to your submitting a copy of this legal opinion to the SEC in connection with the Offering.

Very truly yours, Cozen O’Connor